Exhibit 99.6

VEREN INC.

Certificate of an Officer
Subparagraph 2.20(c) of National Instrument 54-101
Communications with Beneficial Owners of Securities of a Reporting Issuer

(“NI 54-101”)

TO:	Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers (Quebec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Financial and Consumer Services Division (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland & Labrador

RE:	Special meeting of shareholders of Veren Inc. (the “Company”) to be held on May 6, 2025 (the “Meeting”)

The undersigned, in his capacity as an officer of the Company and not in his personal capacity and without personal liability, hereby certifies for and on behalf of the Company, that the Company:

(a)	made arrangements to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of NI 54-101;

(b)	made arrangements to have carried out in connection with the Meeting all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	is relying on Section 2.20 of NI 54-101 to abridge the time periods prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101.

DATED this 4th day of April, 2025.

VEREN INC.

Per:	/s/ Ken Lamont
Name: Ken Lamont
Title: Chief Financial Officer